UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2006

Shanda Interactive Entertainment Limited ———————————————————————————————————
(Translation of registrant’s name into English)

No. 1 Office Building, No. 690 Bibo Road, Pudong New Area, Shanghai, China 201203
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

                 INCORPORATION BY REFERENCE

This Current Report on Form 6-K and previous report on Form 6-K filed with the
Securities and Exchange Commission ("SEC") on May 2, 2006 are hereby incorporated by reference into our Prospectus on Form 424B3 (File No.
333-122029) filed with the SEC on July 15, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shanda Interactive Entertainment Limited

Date: June 1, 2006	By:	Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release regarding Shanda reports first quarter 2006 financial results, dated May 17, 2006.
99.2	Press release regarding Walt Disney Internet Group and Shanda to bring Disney content to China's online game market, dated May 23, 2006.